As filed with the Securities and Exchange Commission on June 26, 2006     Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

CHUNGHWA TELECOM CO., LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division
One Wall Street, 29th Floor

New York, New York  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

                                  Chris K.H. Lin, Esq.

        Peter B. Tisne, Esq.

                        Simpson Thacher & Bartlett LLP

Emmet, Marvin & Martin, LLP

      Asia Pacific Finance Tower, 7th Floor

120 Broadway

         3 Garden Road

              New York, New York  10271

    Central Hong Kong

            (212) 238-3010

        (852) 2514-7600

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing common shares of Chunghwa Telecom Co., Ltd.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$535.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd.,  The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Form of letter agreement among Chunghwa Telecom Co., Ltd. and The Bank of New York relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Chunghwa Telecom Co., Ltd.

By:   The Bank of New York,
 As Depositary

By:  /s/ U.M. Erlandsen

Name:  U.M. Erlandsen

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Chunghwa Telecom Co., Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Taipei, Taiwan, Republic of China, on June 26, 2006.

Chunghwa Telecom Co., Ltd.

By:  /s/ Tan Ho Chen
Name:  Tan Ho Chen
Title:    Chairman and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Mr. Tan Ho Chen and Mr. Shyue-Ching Lu, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed on June 26, 2006 by the following persons in the capacities indicated:

Name

Title

/s/ Tan Ho Chen

Chairman and Chief Executive Officer

Tan Ho Chen

/s/ Hank Han-Chao Wang

Chief Financial Officer

Hank Han-Chao Wang

/s/ Cheng-Kann Wu

Chief Accounting Officer

Cheng-Kann Wu

/s/ Shyue-Ching Lu

Director

Shyue-Ching Lu

/s/ Oliver F.L. Yu

Director

Oliver F.L. Yu

/s/ Yu-Huei Jea

Director

Yu-Huei Jea

/s/ Jeng-Tsuen Liaw

Director

Jeng-Tsuen Liaw

______________________

Director

Neng-Pai Lin

/s/ Chiu-Kuei Huang

Director

Chiu-Kuei Huang

______________________

Director

Lo-Ming Chung

/s/ Chien-Cheng Lin

Director

Chien-Cheng Lin

/s/ Jing-Twen Chen

Director

Jing-Twen Chen

/s/ Zse-Hong Tsai

Director

Zse-Hong Tsai

/s/ Joyce H.Y. Jen

Director

Joyce H.Y. Jen

______________________

Director

Hsu-Chung Simon Chang

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Chunghwa Telecom Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware on June 26, 2006.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi

Name:  Donald J. Puglisi

Title:

Managing Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of July 17, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of letter agreement among Chunghwa Telecom Co., Ltd. and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.